UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended September 30, 2004

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 — ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company		Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)
Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply
Company, LLC	(4)

Buchanan Energy Company of
Virginia, LLC	(5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply
Development Services, LLC	(6)	Energy	October 11, 2001	Delaware	100%

Nature of Business:

(1)	Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.42% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.
(2)	Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
(3)
Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.
(4)	Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.
(5)
Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.
(6)	Allegheny Energy Supply Development Services, LLC currently develops electric generation facilities.

ITEM 2 — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

ITEM 3 — ASSOCIATE TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
(in thousands) Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$89	$5,839		$5,928
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$578	$303		$881
Allegheny Energy Service Corporation	Allegheny Energy Supply Company, LLC	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$10,465	$22,543		$33,008

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(in thousands)
Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2004	$6,512,090		line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	$976,814		line 2

Greater of $50 million or line 2		$976,814	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Allegheny Ventures, Inc.: (including Allegheny Energy Solutions, Inc.)	$12,028
Allegheny Energy Supply Company, LLC: (including, Buchanan Energy Company of Virginia, LLC and
Allegheny Energy Supply Development Services, LLC)	$30,588

Total current aggregate investment		$42,616	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)		$934,198	line 5

Investments in gas-related companies:
None

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
None.

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

(A)     Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statements of Operations for the Three and Nine Months Ended September 30, 2004

Allegheny Energy Solutions, Inc. Balance Sheet at September 30, 2004

Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2004

Allegheny Ventures, Inc. Consolidated Balance Sheet at September 30, 2004

Buchanan Energy of Virginia, LLC Statements of Operations for the Three and Nine Months Ended September 30, 2004

Buchanan Energy of Virginia, LLC Balance Sheet at September 30, 2004

Allegheny Energy Supply Development Services, LLC Statements of Operations for the Three and Nine Months Ended September 30, 2004

Allegheny Energy Supply Development Services, LLC Balance Sheet at September 30, 2004

Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2004

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at September 30, 2004

ALLEGHENY ENERGY SOLUTIONS, INC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$11,510	$20,356
Operating expenses:
Operations and maintenance	11,441	23,690
Depreciation and amortization	43	129
Taxes other than income taxes	33	70

Total operating expenses	11,517	23,889

Operating loss	(7)	(3,533)
Other income, net	26	483

Income (loss) before income taxes	19	(3,050)
Income tax benefit	331	1,405

Net income (loss)	$350	$(1,645)

ALLEGHENY ENERGY SOLUTIONS, INC
BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$5,740
Accounts receivable:
Other	3,898
Allowance for uncollectible accounts	(4)
Accounts receivable from affiliates, net	5,499
Deferred income taxes	1,187
Taxes receivable	2,123
Other	5

Total current assets	18,448

Property, plant and equipment:
In service, at original cost	860
Accumulated depreciation	(301)

Total property, plant and equipment	559

Other assets	27

Deferred income taxes	1,549

Total assets	$20,583

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$1,447
Accrued taxes	8
Other	3,443

Total current liabilities	4,898

Other liabilities	5

Stockholder’s equity	15,680

Total liabilities and stockholder’s equity	$20,583

ALLEGHENY VENTURES, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$15,818	$31,872
Operating expenses:
Operations and maintenance	14,787	39,721
Depreciation and amortization	684	2,090
Taxes other than income taxes	233	660

Total operating expenses	15,704	42,471

Operating income (loss)	114	(10,599)
Other income (expense), net	245	(1,458)
Interest expense	--	2

Income (loss) before income taxes	359	(12,059)
Income tax benefit	214	5,041

Net income (loss)	$573	$(7,018)

ALLEGHENY VENTURES, INC
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$9,209
Accounts receivable:
Customer	2,267
Other	5,003
Allowance for uncollectible accounts	(383)
Materials and supplies	3,092
Deferred income taxes	2,719
Prepaid taxes	181
Taxes receivable	4,456
Other	21

Total current assets	26,565

Property, plant, and equipment:
In service, at original cost	40,814
Accumulated depreciation	(8,046)

Subtotal	32,768
Construction work in progress	2,532

Total property, plant and equipment	35,300

Investments and other assets:
Unregulated investments	3,144
Other	365

Total investments and other assets	3,509

Deferred charges:
Deferred income taxes	20,887
Other	71

Total deferred charges	20,958

Total assets	$86,332

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$3,585
Accounts payable to affiliates, net	6,013
Other	3,073

Total current liabilities	12,671

Other liabilities	1,185

Stockholder’s equity	72,476

Total liabilities and stockholder’s equity	$86,332

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$--	$--
Operating expenses	--	--

Operating income (loss)	--	--
Other expenses, net	(310)	(869)

Loss before income taxes	(310)	(869)
Income tax benefit	119	233

Net loss	$(191)	$(636)

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC
BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Taxes receivable	$56
Unregulated investments	27,250
Deferred income taxes	1,665

Total assets	$28,971

LIABILITIES AND MEMBER’S EQUITY
Taxes payable	$2,532
Member’s equity	26,439

Total liabilities and member’s equity	$28,971

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$--	$--
Operating expenses	--	(106)

Operating income	--	106
Other income, net	--	113

Income before income taxes	--	219
Income tax expense	10	171

Net (loss) income	$(10)	$48

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC
BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$8,198
Deferred income taxes	4,360
Taxes receivable	62

Total current assets	12,620

Deferred income taxes	3,247

Total assets	$15,867

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable to affiliates, net	$539
Taxes payable	230

Total current liabilities	769

Deferred credits and other liabilities	185

Minority interest	10
Member’s equity	14,903

Total liabilities and member’s equity	$15,867

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$345,502	$961,452
Operating expenses:
Fuel consumed in electric generation	129,412	369,621
Purchased power and transmission	26,689	74,987
Operations and maintenance	66,412	241,281
Depreciation and amortization	27,705	82,411
Taxes other than income taxes	12,667	35,174

Total operating expenses	262,885	803,474

Operating income	82,617	157,978
Other income, net	288	1,173
Interest expense	47,248	166,955

Income (loss) from continuing operations before
income taxes and minority interest	35,657	(7,804)
Income tax expense (benefit)	7,938	(14,893)
Minority interest in net income of subsidiaries	1,546	4,488

Income from continuing operations	26,173	2,601
Loss from discontinued operations, net of tax	(402,344)	(416,181)

Net loss	$(376,171)	$(413,580)

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$167,210
Accounts receivable:
Wholesale and other	26,069
Allowance for uncollectible accounts	(2,608)
Materials and supplies	49,114
Fuel	31,413
Deferred income taxes	24,603
Prepaid taxes	18,949
Assets held for sale	2,928
Commodity contracts	26,071
Collateral deposits	121,144
Restricted funds	11,320
Other	7,054

Total current assets	483,267

Property, plant and equipment:
Generation	4,645,889
Transmission	77,777
Other	15,150
Accumulated depreciation	(2,197,590)

Subtotal	2,541,226
Construction work in progress	101,325

Total property, plant and equipment	2,642,551

Investments and other assets:
Assets held for sale	325,019
Goodwill	367,287
Investments in unconsolidated affiliate	26,168
Other	18,771

Total investments and other assets	737,245

Deferred charges:
Commodity contracts	4,829
Deferred income taxes	68,617
Other	37,481

Total deferred charges	110,927

Total assets	$3,973,990

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (continued)
(in thousands)
(unaudited)

September 30, 2004
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$12,391
Accounts payable	118,404
Accounts payable to affiliates, net	32,698
Accrued taxes	20,230
Commodity contracts	53,450
Accrued interest	56,256
Other	16,162

Total current liabilities	309,591

Long-term debt	3,037,069
Deferred credits and other liabilities:
Commodity contracts	59,446
Investment tax credit	57,760
Other	116,276

Total deferred credits and other liabilities	233,482

Minority interest	44,251
Members’ equity	349,597

Total liabilities and members’ equity	$3,973,990

SIGNATURE

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 29, 2004	ALLEGHENY ENERGY,INC. BY: /S/ Thomas R. Gardner THOMAS R. GARDNER Vice President, Controller & Chief Accounting Officer

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